                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14A

          Proxy Statement Pursuant to Section 14(a) of the Securities
                     Exchange Act of 1934 (Amendment No.  )

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement
[ ] CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY (AS PERMITTED BY RULE 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Rule 14a-12


                                 ANACOMP, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                              Lloyd I Miller, III

                               Raymond L. Steele
                              Frank A. Bellis, Jr.

--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     1) Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------

     2) Aggregate number of securities to which transactions applies:

--------------------------------------------------------------------------------

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined.)

--------------------------------------------------------------------------------

     4) Proposed maximum aggregate value of transaction:

--------------------------------------------------------------------------------

     5) Total fee paid

--------------------------------------------------------------------------------

[ ]  Fee paid previously with preliminary materials

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1) Amount Previously Paid:

--------------------------------------------------------------------------------

     2) Form, Schedule or Registration Statement No.:

--------------------------------------------------------------------------------

     3) Filing Party:

--------------------------------------------------------------------------------

     4) Date Filed:

--------------------------------------------------------------------------------

                        ANNUAL MEETING OF SHAREHOLDERS OF

                                  ANACOMP, INC.

                                   ----------

                               PROXY STATEMENT OF

                              LLOYD I. MILLER, III

                                   ----------


         This proxy statement and the accompanying BLUE proxy card are being furnished to you in connection with the solicitation of proxies by me, Mr. Lloyd
I. Miller, III, to be used at the 2004 Annual Meeting of Shareholders of Anacomp, Inc., an Indiana corporation (the "Company" or "Anacomp"), and any adjournments or postponements thereof (the "Annual Meeting"). Pursuant to this proxy statement, I am soliciting proxies from holders of shares of the Company's Class A and Class B common stock to vote FOR the election of Mr. Raymond L. Steele and Mr. Frank A. Bellis, Jr. to the Company's board of directors.



         IF YOU HAVE ALREADY RETURNED A WHITE PROXY CARD SENT TO YOU BY THE COMPANY, PLEASE RETURN THE ENCLOSED BLUE PROXY CARD. THE COMPANY'S PROXY CARD WILL BE AUTOMATICALLY REVOKED IF YOU COMPLETE AND RETURN THE ENCLOSED BLUE PROXY CARD. IT IS VERY IMPORTANT THAT YOU DATE YOUR PROXY.



         This proxy statement and the accompanying BLUE proxy card are first being mailed to shareholders on or about January , 2004. According to the Company's preliminary proxy statement, the Company has set February 26, 2004 as the date for Annual Meeting and January 12, 2004 (the "Record Date") as the date for determining which shareholders will be entitled to vote at the Annual Meeting.


                                  * * * * * * *

         A PROXY MAY BE GIVEN BY ANY PERSON WHO HELD SHARES OF ANACOMP'S CLASS A OR CLASS B COMMON STOCK ON THE RECORD DATE. BOTH CLASSES OF THE COMPANY'S COMMON STOCK WILL BE ENTITLED TO VOTE WITH RESPECT TO ALL MATTERS TO BE ACTED UPON AT THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO SIGN AND DATE THE ENCLOSED BLUE PROXY CARD AND RETURN IT IN THE POSTAGE-PREPAID ENVELOPE PROVIDED.

         ALL VALID PROXIES RECEIVED BEFORE THE ANNUAL MEETING WILL BE VOTED, AND SHAREHOLDERS HAVE THE POWER TO REVOKE THEIR PROXIES AT ANY TIME BEFORE THEY ARE EXERCISED. YOUR LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS, SO YOU MAY RETURN THE BLUE PROXY CARD EVEN IF YOU HAVE ALREADY DELIVERED A DIFFERENT PROXY.


         PLEASE DO NOT RETURN ANY PROXY SENT TO YOU BY THE COMPANY.


         THIS PROXY STATEMENT IS PROVIDED BY LLOYD I. MILLER, III.

                                  * * * * * * *

         At the Annual Meeting, the Company's shareholders will be asked to consider and vote upon the election of seven directors, each of whom will hold office for a one-year term or until their respective successors are elected and qualified.


         I AM SOLICITING YOUR PROXY IN SUPPORT OF THE ELECTION OF MR. RAYMOND L. STEELE AND MR. FRANK A. BELLIS, JR. (COLLECTIVELY, THE "NOMINEES") TO THE COMPANY'S BOARD OF DIRECTORS.



         PROXY SOLICITATION. My solicitation of proxies is in opposition to the election of two of the persons nominated for election by the Company. My solicitation of proxies is NOT intended to be in opposition to the nomination or election of Jeffrey R. Cramer, the Company's President and Chief Executive Officer or Edward P. (Phil) Smoot, the Chairman of the Board. I am NOT soliciting proxies in an effort to gain control of the Company. I believe that, if elected, my Nominees will be able to encourage Anacomp to take steps to increase shareholder value and to MONITOR THE BALANCE OF INFLUENCE AND INTERESTS ON THE BOARD.


         SHARE OWNERSHIP. I own 699,480 shares of Anacomp, representing approximately 17.3% of the outstanding Shares. I am a shareholder, just like you, and believe that this solicitation is necessary to protect and increase the value of all of our investments in the Company.


         OPPOSITION TO TWO COMPANY NOMINEES. I am OPPOSED to the reelection of Mark Holdsworth and Fred G. Jager, both current directors and Company nominees. I do not support the nomination of Mr. Holdsworth because he is a business associate of Mr. Tennerbaum, Anacomp's largest stockholder, who already has representation on the Board. Therefore, I will NOT use the authority granted to me by the BLUE proxy cards to vote for Messrs. Holdsworth and Jager.



         NOMINEES. If you wish to vote FOR my Nominees, you may do so by completing and returning the BLUE proxy card. According to the Company's preliminary proxy statement, seven directors are to be elected at the Annual Meeting. Because I am only proposing Mr. Steele and Mr. Bellis for election as directors, I will use the authority granted to me by the BLUE proxy cards to vote FOR the election of my Nominees as directors and FOR the election of five nominees proposed by the Company other than Messrs. Holdsworth and Jager.



         Each of my Nominees has consented to being named and to serving if elected. As of the date that this proxy statement is mailed to shareholders, none of my Nominees intends to decline service as a director or is unable to serve as a director. However, there is no assurance that any of the Company nominees will serve as directors if any of my Nominees are elected to the board. I currently have no knowledge of any Company nominee's intention not to serve with any of my Nominees if any of my Nominees are elected. I currently have no plan to fill such vacancies and have not identified any individuals at this time for the purpose of filling such vacancies should they arise. In the event that such vacancies do arise, those seats would remain vacant or would be filled by a majority vote of the remaining members of the Board of Directors in accordance with the Amended and Restated Bylaws of Anacorp. If the remaining members cannot agree upon a successor, vacancies may be filled by a vote of the shareholders at a special meeting called for that purpose. Background information for each of my Nominees is set forth in this proxy statement beneath the heading "Proposal No. 1--Election of Directors." For information regarding the Company's nominees for election as directors, please refer to the Company's definitive proxy statement, which is filed with the Securities and Exchange Commission.



         COMPANY PROPOSALS OTHER THAN ELECTION OF DIRECTORS. The BLUE proxy card provides you an opportunity to vote on the Company's proposals other than the election of directors: For more information about these proposals, please refer to the proxy statement and form of proxy distributed by the Company. With respect to these proposals, if no direction is made, my proxies will vote FOR each such proposal, except that my proxies will vote AGAINST the Company's proposal to adjourn the meeting if no direction is made on the BLUE proxy.



         VOTING PROCEDURES. All of the shares represented by BLUE proxy cards that are received prior to the Annual Meeting and are not subsequently revoked will be voted in accordance with the directions specified therein. In the event that no directions are specified, BLUE proxy cards that are not revoked will be voted FOR my Nominees to be elected as directors of the Company and FOR the election as directors of five of the Company's nominees, other than Messrs.

Holdsworth and Jager. Should any of my Nominees decline or prove unable to serve as directors at the time of the Annual Meeting, proxies voted FOR such Nominees and that are not revoked will be voted for nominees designated by me to fill any vacancies by written notice to the Secretary of Anacomp at least five days prior to the Annual Meeting. If you vote on my BLUE proxy card, you will have the opportunity to withhold authority to vote your shares for up to two of my Nominees by writing their names in the spaces provided beneath their names across from the words "FOR, EXCEPT" on the enclosed proxy card.


         PROXY REVOCATIONS. Any shareholder who has executed and returned a proxy, whether solicited by the Company or by me, may revoke it at any time before the proxy is voted. A proxy may be revoked by sending a written revocation of such proxy to me or the Secretary of the Company, by submitting another proxy with a later date marked on it or by appearing in person at the Annual Meeting and voting. If, however, you hold your Shares through a bank or broker and wish to vote at the Meeting, you will need to obtain a legal proxy from that firm in order to be able to vote in person. Attendance at the meeting will not, by itself, revoke a proxy.


         REMEMBER, ONLY THE LATEST DATED PROXY CARDS WILL BE COUNTED AND THEREFORE I URGE YOU TO SIGN AND RETURN A BLUE PROXY CARD. There is no limit on the number of times that a shareholder may revoke a proxy prior to the Annual Meeting. If you send written revocation of your proxy to the Secretary of the Company, I am requesting that you send either the original or a copy of that revocation to my proxy solicitor at the address on the back page of this proxy statement. This will allow me to more accurately determine if and when the requisite proxies have been received.



         PLEASE NOTE, that in order to vote for my Nominees, you will need to complete and return the BLUE proxy card, regardless of whether or not you send a revocation.


                                 PROPOSAL NO. 1
                              ELECTION OF DIRECTORS


         I propose that each of my Nominees be elected to the Company's board of directors. If elected, my Nominees will serve until the 2005 Annual Meeting of Shareholders or until their respective successors are elected and qualified. I do not anticipate that any of my Nominees will be unable or unwilling to stand for election or serve as directors. However, in the unlikely event that such is the case, proxies submitted in favor of any Nominee may be voted for a substitute designated my me. Background information for myself and each Nominee is set forth below.



         LLOYD I. MILLER, III (age 49) is a registered investment advisor and has been a member of the Chicago Board of Trade since 1978 and a member of the Chicago Stock Exchange since 1996. Mr. Miller graduated from Brown University in 1977 with a Bachelor's Degree. Mr. Miller is currently a director of Stamps.com, American BankNote Corporation, Celeritek, Inc., Dynabazaar, Inc. (formerly FairMarket, Inc.) and Aldila, Inc. Mr. Miller previously served on the board of directors of several other companies, including Anacomp, Denny's Corporation, Vulcan International and American Controlled Industries. Mr. Miller's principal occupation is investing assets held by Mr. Miller on his own behalf and on behalf of his family. Mr. Miller's business address is: Lloyd I. Miller, 4550 Gordon Drive, Naples, Florida 34102.


         RAYMOND L. STEELE (age 69) has been a retired businessman for over nine years. Mr. Steele has served as a director of American BankNote Corporation since March 2001, Newcastle Holdings, Inc. since 1991 and DualStar Technologies Corporation since 1998. Mr. Steele has previously served as a director of I.C.H. Corporation, Video Services Corp., Orion Pictures Corporation, Emerson Radio Corp. and Pharmhouse Corp. Prior to his retirement, Mr. Steele held various senior positions such as Executive Vice President of Pacholder Associates, Inc. (from August 1990 until September 1993), Executive Advisor at the Nickert Group (from 1989 through 1990) and Vice President and Chief Investment Officer of The Provident Bank. Mr. Steele's business address is: Raymond L. Steele, 4150 Las Palmas Way, Sarasota, Florida 32438.


         FRANK A. BELLIS, JR. (Age 50) is currently the President of Provinceline Associates, LLC, a company dedicated to providing a broad range of advice to emerging organizations in financial transition. Previously, from 1992 to December of 2002, Mr. Bellis was the Senior Vice President and General Counsel and then the Chief Executive Officer of Claridge Casino Hotel. Mr. Bellis graduated Brown University in 1975 with a Bachelor's Degree and from Seton Hall University School of Law in 1982. Mr. Bellis currently serves as a director of Synergy Brands, Inc. and Caring, Inc. Mr. Bellis has previously served as a director of Claridge Casino Hotel and the Atlantic City Special Improvement District. Mr. Bellis's business address is: Frank A. Bellis Jr., Provinceline Assoc. LLC, 10 Hanover Court, Jacobstown, New Jersey 08562.


         IMPORTANT INFORMATION REGARDING THE RELATIONSHIPS BETWEEN EACH OF MY NOMINEES AND THE COMPANY IS SET FORTH IN ANNEX A. SET FORTH IN ANNEX B IS A LIST OF ALL SECURITIES OF THE COMPANY PURCHASED OR SOLD BY MR. MILLER AND HIS ASSOCIATES WITHIN THE PAST TWO YEARS, THE DATES ON WHICH THEY WERE PURCHASED OR SOLD AND THE NUMBER OF SHARES PURCHASED OR SOLD. ANNEX C SETS FORTH INFORMATION REGARDING MR. MILLER'S SECURITY OWNERSHIP IN THE COMPANY.

                           REASONS FOR PROPOSAL NO. 1





         I have initiated this proxy contest to increase the pressure on the Company and its Board of Directors to improve its governance, independence and financial expertise. In the time since this proxy contest was initiated, the Board has made some progress in the area of corporate governance, both by adopting Corporate Governance Guidelines and by amending Anacomp's Bylaws to permit certain stockholders the right to call special meetings. Because I feel that these developments represent positive change, I am no longer seeking appointment of myself to the Board.

         However, because the Board remains unbalanced in its representation of its larger stockholders, and because I am seeking further change in the areas described in this proxy statement, I continue to solicit your proxy in support of the election of Messrs. Steele and Bellis to the Board of Directors of Anacomp. I call your attention to the following points:






         o Failure to approach the Company's lenders and negotiate a buyback of Company shares in my opinion illustrates a LACK OF INITIATIVE on the part of the Company and the Board to increase cash flow per share for all shareholders.

         o I believe that Mr. Mark Holdsworth is particularly unsuited to represent the interests of all shareholders because of his existing relationship with Mr. Tennenbaum, a current director and affiliate of the Company's largest stockholder. My Nominees, as advocates for all shareholders, will seek to BALANCE THE INFLUENCE of shareholder representation on the Board.



         o Mr. Edward P. (Phil) Smoot served briefly as a board member of Read-Rite Corporation and resigned just before Read-Rite filed for bankruptcy protection. Affiliates of Mr. Tennenbaum (who are currently the largest shareholders of the Company) were, at that time, the largest secured creditors of Read-Rite. Such INTERLINKED RELATIONSHIPS suggest that Anacomp would be BETTER SERVED BY A MORE INDEPENDENT RELATIONSHIP BETWEEN THE CHAIRMAN OF THE BOARD AND ANACOMP'S LARGEST STOCKHOLDER.






         My own business and public company board of directors experience demonstrates my commitment to enhancing shareholder value:



         o My TRACK RECORD OF ENHANCING SHAREHOLDER VALUE includes authorizing and supporting share buybacks and debt buybacks and reducing costs as a member of the boards of directors of various public companies. I believe that Anacomp's performance will be enhanced if the Board takes decisive action to improve shareholder value.



         o WHEN NECESSARY, I HAVE SOUGHT BOARD PARTICIPATION BY PROXY CONTEST with successful results. Such contests have caused me to be nominated and elected to boards as I have worked to enhance shareholder value over time for the benefit of shareholders.


         For more information on how the past actions and practices of the Board have adversely affected the Company and how my Nominees will work to realize value for all shareholders of Anacomp, please read the following section entitled Supporting Statement.

                              SUPPORTING STATEMENT


         NOMINATIONS BY SHAREHOLDERS. As a general matter, I believe that public companies benefit from having independent individuals nominated by shareholders serve on their boards. I believe that having boards composed solely of members nominated by a company's existing directors tends to adversely affect director independence and increases the likelihood that the board will simply serve to "rubber stamp" decisions made by management and influential stockholders. My beliefs are consistent with recent initiatives by the Securities and Exchange Commission to improve shareholder access to the director nomination process. By contrast, I believe that individuals nominated by shareholders are more likely to advocate business practices intended to increase the returns to equity stakeholders and are therefore better positioned to represent shareholders' true interests.

         RECENT RESTRUCTURING OF THE BOARD. Since my initial proxy letter was filed, the Company has reacted in a surprising manner by restructuring its board of directors. I call your attention to the unexpected resignations of David E. Orr, the chairman of the compensation committee, and Ralph B. Bunje, Jr., the chairman of the audit committee. Messrs. Orr and Bunje were also the only independent directors on last year's "ad hoc" nominating committee. Unexplainably, the most important "watch dog" positions were filled by two directors who are now leaving the Board.


         UNEXPLAINED FAILURE OF THE BOARD TO EFFECT A SHARE REPURCHASE PROGRAM. The Company ended its third fiscal quarter of 2003 with cash and cash equivalents of $18.0 million. During that time, the trading price of the Company's common stock continued to languish. Although provisions contained in the Company's Amended and Restated Revolving Credit Facility with Fleet Bank, as syndication agent, limit the Company's ability to buyback shares, my Nominees would propose having the Company seek an amendment from its lenders under that facility that would permit the Company to initiate a share repurchase program. Share repurchase programs of this type are frequently implemented by companies with cash balances and poor stock performance as a means of increasing the value to the holders of what is effectively an undervalued stock. I believe that Anacomp is an excellent candidate for a program to repurchase stock when advantageous from time to time. The current Board failed to take the necessary steps to pursue such a share buyback arrangement.



         SPECIAL RELATIONSHIPS ON THE BOARD. One of the Company's nominees for director, Mr. Mark Holdsworth, is particularly unsuited to represent the interests of all the shareholders because of his existing business associations with Mr. Tennenbaum, a current director and an affiliate of the Company's largest shareholder. The election of Mr. Holdsworth, who is a managing partner of Tennenbaum Capital Partners, LLC, would increase the influence of Anacomp's 28 percent stockholder and thereby decrease the independence that good corporate governance demands.



         COSTS OF THIS PROXY FIGHT ARE AVOIDABLE. I call your attention to the expenses the Company has incurred as a result of this proxy contest. As the Company is no doubt aware, these expenses are avoidable if the board were willing to increase the size of the board and nominate one or more of my Nominees. I ask you to consider why the Company has instead selected two affiliates of a stockholder with a 28% block of Anacomp stock and appears to be unwilling to consider nominees who were nominated by a 17% stockholder who also have experience serving on public boards.






         BUSINESS RELATIONSHIPS BETWEEN THE CHAIRMAN OF THE BOARD AND THE LARGEST STOCKHOLDER. While serving as the Chairman of the Board of Anacomp, Mr. Smoot also served on the board of directors of another public company, Read-Rite Corporation. On June 3, 2003, just six weeks after being appointed, Mr. Smoot resigned from Read-Rite's board. Two weeks later, on June 18, 2003, Read-Rite filed for bankruptcy protection under Chapter 7 of the United States Bankruptcy Code. Read-Rite's largest secured creditor at the time of its bankruptcy filing was Tennenbaum Capital Partners LLC, an entity affiliated with Michael E. Tennenbaum, a current director of Anacomp. Affiliates of Mr. Tennenbaum are also the largest stockholders of Anacomp and hold 28% of the Company's stock under a special exception from the Company's poison pill limits.

Best practices suggest that the Company would be better served by greater independence between the chairman of the board and Anacomp's largest stockholder.






         MY NOMINEES' COMMITMENT TO INCREASING SHAREHOLDER VALUE. My significant experience as a director of public companies enables me to identify ways to improve businesses and to maximize shareholder value.


         o As stated in the Form 10-Q of Aldila, Inc. that was filed on August 13, 2003, an initiative led by that company's board of directors, on which I serve, reduced costs and adjusted contractual arrangements with providers of legal, accounting, insurance, banking and other administrative support services.


         o After I joined the board of Stamps.com in April of 2002, the board of directors authorized a series of share buybacks, resulting in added value for shareholders. On January 28, 2004, Stamps.com announced that its Board of Directors declared a one-time return of capital cash dividend of $1.75 per share to shareholders.


         o On the board of directors of American BankNote Corporation, I meet the qualifications of serving as an audit committee financial expert and have supported the buyback of the company's debt at below par.


         Mr. Steele and Mr. Bellis also have broad experience in senior management positions and as directors of public companies that could benefit the Company. Mr. Steele, for example, has firsthand practice controlling costs at several companies, and Mr. Bellis has focused his career on advising emerging companies in financial transition.


         MY EXPERIENCE WITH PROXY CONTESTS. When necessary, I have sought Board participation by proxy contest, with successful results. Although I have shown the ability to effect significant changes at other companies, my objectives with the Company are to improve Board performance and governance rather than to change fundamental corporate strategy.


         o In May of 2003, through the efforts of a shareholder protective committee's proxy contest, I successfully gained appointment to the board of Celeritek with the objective of implementing cost cutting measures and increasing shareholder value. On January 14, 2004, Celeritek announced that its Board of Directors declared an extraordinary cash dividend of $4.50 per share of common stock to shareholders.



         o Additionally, as a shareholder of Dynabazaar, Inc. (formerly FairMarket, Inc.), I initiated a proxy contest, which resulted in a settlement agreement nominating me to the board of FairMarket, Inc. FairMarket's shareholders recently approved of the sale of all of the assets of FairMarket to eBay Inc., and a cash dividend of $1.30 per share has been paid to shareholders.



         THE COMPANY'S QUESTIONABLE NOMINATION PROCESS IN 2003. In connection with the 2003 Annual Meeting of Shareholders, Special Value Bond Fund II, an entity controlled by Michael E. Tennenbaum, submitted a slate of directors for election at the 2003 Annual Meeting. According to the proxy statement distributed by the Company in advance of the 2003 Annual Meeting, the Company's board of directors appointed an "ad hoc" committee to evaluate potential candidates for election as directors. I believe that the "ad hoc" committee did not constitute a proper nominating committee of the type proposed by the Securities and Exchange Commission to be used in determining which nominees are included on a public company's slate of candidates.



         NEED FOR BALANCED REPRESENTATION ON THE BOARD. After I began this proxy contest, Anacomp has made some progress in the area of corporate governance. The Board of Anacomp has adopted Corporate Governance Guidelines as set forth in their latest proxy statement. Also, after I began this proxy contest, the Board amended Anacomp's Bylaws to permit holders of 15% or more of Anacomp stock the right to call a special meeting of shareholders. Because I feel that these developments represent positive change on the part of the Board, I am no longer seeking appointment of myself to the Board of Anacomp. However, because 2 of the 7 directors on the Board are affiliated with a single large stockholder and because further progress must be made in the area of corporate governance, I continue to solicit your proxy in support of the election of Messrs. Steele and Bellis to the Board of Directors of Anacomp.



         NEED FOR OPEN BOARD DISCUSSIONS. I strongly believe in open Board discussions and the expression of independent views. Accordingly, I question whether the Company's expressed fears about "divisiveness" of my Nominees in fact demonstrates a lack of open and independent debate on the existing Board.



         DO INDIANA ANTITAKEOVER PROTECTIONS APPLY TO MR. TENNENBAUM? Anacomp has publicly disclosed the protective effects of the Indiana antitakeover law. This protective law is potentially important to Anacomp right now because Mr. Tennenbaum and one of his business associates represent more than one-fourth of the Company's nominees for director and Mr. Tennenbaum has already been granted a special exception under Anacomp's stockholder rights plan to own his 28 percent block of common stock. I URGE ANACOMP TO STATE PUBLICLY whether Mr. Tennenbaum is restricted from acquiring the Company under the Indiana antitakeover law. If Mr. Tennenbaum is currently restricted from acquiring Anacomp, I believe the Company should publicly state the date on which Mr. Tennenbaum will cease to be restricted from acquiring the Company through a business combination. I believe that these disclosures are highly relevant to the process used by the Company in nominating both Mr. Tennenbaum and his business associate to the board of directors.






         CONCLUSION. I believe that improving the quality and independence of the Company's board of directors and authorizing a share buyback would serve to increase shareholder value and better position the Company to represent shareholders' true interests. I believe that the policy changes advocated by my Nominees would encourage management to operate the Company as profitably as possible. If elected, my Nominees are committed to making the Company more accountable to all shareholders and to balancing the influence of all shareholders on the Board.


                                VOTING PROCEDURES


         To vote FOR Mr. Steele and Mr. Bellis as directors, please sign and date the enclosed BLUE proxy card and return it to my proxy solicitor in the enclosed postage-prepaid envelope. Submitting a proxy will not affect your right to attend the Annual Meeting and vote in person.

         HOW DO I VOTE IN PERSON IF I AM A RECORD HOLDER?

         If you held shares of Class A or Class B common stock of the Company of record on the Record Date you may attend the Annual Meeting and vote in person.

         HOW DO I VOTE BY PROXY IF I AM A RECORD HOLDER?

         To vote by proxy, you should complete, sign and date the BLUE proxy card and return it promptly in the enclosed postage-prepaid envelope. To be able to vote your shares in accordance with your instructions at the Annual Meeting, we must receive your proxy as soon as possible but in any event prior to the meeting. You may vote your shares without submitting a proxy to us if you vote in person.

         WHAT IF I AM NOT THE RECORD HOLDER OF MY SHARES?

         If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can give a proxy with respect to your shares. You may have received either a BLUE proxy card from the record holder (which you can complete and send directly to my proxy solicitor) or an instruction card (which you can complete and return to the record holder to direct its voting of your shares). If the record holder has not sent you either a BLUE proxy card or an instruction card, you may contact the record holder directly to provide it with instructions.

         You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which your shares are held. You should complete, sign and date and return each BLUE proxy card and voting instruction card you receive.

         You may also receive a white proxy or voting instruction card that is being solicited by the Company's board of directors. I urge you to discard any white proxy card or voting instruction card sent to you by the Company. If you have previously signed a white proxy card or voting instruction card sent by the Company, we urge you to sign, date and promptly mail the enclosed BLUE proxy card or voting instruction card for the Annual Meeting. By doing so, you will revoke any earlier dated proxy card or voting instruction card solicited by the Company's board of directors. It is very important that you date your proxy. It is not necessary to contact the Company for your revocation to be effective.

         If you need assistance, please contact my proxy solicitor by telephone
at        .

         If you do not have record ownership of your shares and want to vote in person at the Annual Meeting or if you are voting for someone else at the Annual Meeting, you may obtain a document called a "legal proxy" from the record holder of the shares or such other person and bring it to the Annual Meeting. If you
need assistance, please contact my proxy solicitor by telephone at          .


         WHAT SHOULD I DO IF I RECEIVE A WHITE PROXY CARD FROM THE COMPANY'S MANAGEMENT?

         Proxies on the white proxy card are being solicited by the Company's management. If you submit a proxy to us by signing and returning the enclosed BLUE proxy card, do not sign or return the white proxy card or follow any voting instructions provided by the Company unless you intend to change your vote, because only your latest dated proxy will be counted.

         If you have already sent a white proxy card to the Company, you may revoke it and vote for me by signing, dating and returning the enclosed BLUE proxy card.

         WHAT IF I WANT TO REVOKE MY PROXY OR CHANGE MY VOTING INSTRUCTION?

         If you give a proxy, you may revoke it at any time before it is voted on your behalf. If you hold shares in your own name (i.e., not through a bank or brokerage firm), you may do so by:

         o delivering a later dated proxy to my proxy solicitor using the enclosed postage paid envelope; or

         o        voting in person at the Annual Meeting.

         If you hold your shares in street name, you may change your vote by:

         o submitting a new proxy card or voting instruction form to your broker or nominee; or

         o attending the Annual Meeting and voting in person, provided you have obtained a signed legal proxy from the record holder giving you the right to vote your shares.

         REMEMBER, YOUR LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.

         IF I PLAN TO ATTEND THE ANNUAL MEETING, SHOULD I STILL SUBMIT A PROXY?

         Whether you plan to attend the Annual Meeting or not, we urge you to submit a proxy. Returning the enclosed proxy card will not affect your right to attend the Annual Meeting and vote.

         WHO CAN VOTE?

         You are eligible to vote or to execute a proxy only if you owned shares of Class A or Class B common stock of the Company on the Record Date. Even if you sell your shares after the Record Date, you will retain the right to execute a proxy in connection with the Annual

Meeting. It is important that you grant a proxy regarding shares you held on the Record Date, or vote those shares in person, even if you no longer own those shares. Based upon the preliminary proxy statement of the Company, approximately 4,043,934 shares of the Company's common stock were issued and outstanding on the Record Date.


         HOW MANY VOTES DO I HAVE?

         With respect to each matter to be considered at the Annual Meeting, you are entitled to one vote for each share of Class A or Class B common stock owned on the Record Date. Based on documents publicly filed by the Company, the Company has no outstanding voting securities other than its common stock.

         HOW WILL MY SHARES BE VOTED?


         If you give a proxy on the accompanying BLUE proxy card, your shares will be voted as you direct. If you submit a signed BLUE proxy card to my proxy solicitor without instructions, your shares will be voted FOR the election of Mr. Steele and Mr. Bellis as directors and FOR the election as directors of five of the Company's nominees, other than Messrs. Holdsworth and Jager, who will be selected by me. Your submission of a signed BLUE proxy card without instructions will also entitle me to vote your shares in my discretion on matters not described in this proxy statement that I do not know, a reasonable time before this solicitation, are to be presented to the Annual Meeting and that properly come before the Annual Meeting or any adjournment or postponement thereof.

         For information regarding the Company's nominees for election as directors, please refer to the Company's definitive proxy statement when it becomes available. There can be no assurance that the Company's nominees for whom I vote will serve if elected with any or all of my Nominees.

         If holders of Class A or Class B common stock of the Company who hold such shares in street name do not provide voting instructions, their shares will not be voted and will therefore be considered broker "non-votes."

         Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date by the person who submitted it.

         WHAT IS A QUORUM AND WHY IS IT NECESSARY?

         Under the Company's amended and restated bylaws, a quorum of shareholders is necessary to have a valid shareholders' meeting. A majority of the shares of the Company's Class A and Class B common stock issued and outstanding and entitled to vote on the Record Date must be present in person or by proxy at the Annual Meeting in order for a quorum to be established. Abstentions and broker "non-votes" count as being present for purposes of establishing a quorum. A broker "non-vote" occurs on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the shares and no instructions are given. Shares held by the Company in its treasury do not count toward the quorum.

         WHAT VOTE IS REQUIRED TO ELECT A DIRECTOR AND APPROVE EACH PROPOSAL AND HOW WILL VOTES BE COUNTED?


         The Company currently has seven directors, each of whom serves for a one-year term or until his successor is elected and qualified. The Company's Class A and Class B common stock are the only classes of securities entitled to vote at the Annual Meeting. Each shareholder is entitled to one vote for each share of Class A or Class B common stock held of record by such shareholder as of the close of business on the Record Date. Directors are elected by a plurality of the votes cast in their favor by holders of shares present in person, or represented by proxy, and entitled to vote at the Annual Meeting, assuming the presence of a quorum. Abstentions and broker "non-votes" will be included in determining whether a quorum is present at a meeting, but will not have an effect on the outcome of a vote for directors. Shares of the Company's Class A and Class B common stock will not be cumulatively voted. The proposals of the Company other than the election of directors will be subject to the voting requirements described in the Company's proxy statement.


         CAN THE  MEETING BE ADJOURNED OR POSTPONED?

         The amended and restated bylaws of the Company provide that a shareholders' meeting may be adjourned, even if a quorum is present, as long as the Company's board of directors fixes a new record date for the adjourned meeting that is no more than 120 days after the date fixed for the original meeting.

         HOW CAN I RECEIVE MORE INFORMATION?

         If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call our proxy solicitor
at             .

                         PROXY SOLICITATION AND EXPENSES

         Proxies may be solicited by mail, telephone, telefax, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person. In connection with this solicitation of proxies, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries will be asked to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. I will reimburse those institutions for reasonable expenses that they incur in connection with forwarding these materials.

         I have retained a proxy solicitor to solicit proxies in connection with the Annual Meeting. My proxy solicitor may solicit proxies from individuals, banks, brokers custodians, nominees, other institutional holders and other
fiduciaries and will employ approximately           people in its efforts.
I have agreed to reimburse my proxy solicitor for its reasonable expenses, to indemnify it against certain losses, costs and expenses and to pay it fees in connection with the proxy solicitation. It is currently expected that the fees payable to my proxy solicitor in connection with this proxy solicitation will
not exceed $       . To date, my proxy solicitor has not received any fees for its services.

         The name and address of my proxy solicitor is as follows:

                  The Altman Group, Inc.
                  1275 Valley Brook Avenue
                  Lyndhurst, NJ  07071

         In addition to the costs related to the engagement of my proxy solicitor, costs related to this solicitation of proxies include expenditures for printing, postage, legal services and other related items. I am bearing the entire expense of this proxy solicitation. Total expenditures are expected to be
approximately $       . Total payments of costs to date are approximately $    .

         YOUR VOTE IS IMPORTANT. IT WILL HELP DECIDE WHETHER THE SHAREHOLDERS WILL HAVE AN ADEQUATE VOICE IN THE AFFAIRS OF THE COMPANY. PLEASE MARK, SIGN AND DATE THE BLUE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                                                                         ANNEX A



                       RELATIONSHIPS BETWEEN THE NOMINEES

                                 AND THE COMPANY

         None of my Nominees holds any position or office with the Company, and no arrangements or understandings exist between any of my Nominees and any other person with respect to any future employment by the Company or its affiliates or any future transactions to which the Company or its affiliates will or may be a party. No arrangements or understandings exist pursuant to which any of such Nominees is to be elected as a director. None of my Nominees has any family relationship with any director or executive officer of the Company. None of Nominees is or has been engaged in any legal proceedings in the past ten years relating to bankruptcy, criminal proceedings, violations of the securities laws, violations of the Federal commodities laws, or injunctions from engaging in certain business activities. None of my Nominees has been convicted in a criminal proceeding during the past ten years. Additionally, none of my Nominees nor any associate of a Nominee is a party adverse to the Company in a material proceeding or otherwise has a material interest adverse to the Company.

         None of my Nominees nor any company that any of my Nominees is associated with has any business relationship with the Company. None of my Nominees nor any family member of any of my Nominees is or has in the last year been indebted to the Company for an amount exceeding $60,000 or have any interest in any transactions, involving an amount exceeding $60,000, to which the Company is a party. Please note that Mr. Miller previously served as a director of the Company. Additional information regarding Mr. Miller has been publicly disclosed in the Company's proxy statements and Mr. Miller's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Mr. Miller was not late filing any reports required by Section 16(a) of the Exchange Act, nor has he failed to file a required form, other than an amendment of the initial Form 3 which corrected an accounting error. Mr. Miller does not beneficially own, directly or indirectly, any securities of the Company's parent or subsidiaries. Neither Mr. Steele nor Mr. Bellis beneficially owns, directly or indirectly, any securities of the Company, its parent or its subsidiaries.

         Mr. Miller may be deemed to beneficially own 699,480 shares of common stock of the Company. Mr. Miller is the record holder of 60,654 of these shares.

         Attached as Annex B is a list of all securities of the Company purchased or sold by Mr. Miller within the past two years, the dates on which they were purchased or sold and the amount purchased or sold. Attached as Annex C is information regarding Mr. Miller's security ownership in the Company.

         Trust A-4, Trust C, Milgrat I(A), Milfam I, L.P., Milfam II, L.P., and Martin Miller Managed may be deemed to be associates of Mr. Miller under Regulation 14A. Set forth in

Annexes B and C are (i) lists of all shares of common stock owned beneficially, directly and indirectly, by each associate and (ii) the addresses of each associate.

                                                                         ANNEX B



                      PURCHASES AND SALES OF SECURITIES BY

                       LLOYD I. MILLER, III AND ASSOCIATES

         The following table sets forth information with respect to all purchases and sales by the participant in this solicitation and his associates during the past two years. Except as set forth below, the participant and his associates have not purchased or sold securities of the Company within the past two years. The transactions listed below were made on the open market at market prices.


                                        ANACOMP, INC.

                        SEE LEGEND BELOW FOR EXPLANATION OF ENTITIES

       ENTITY                         DATE                     BUY/SELL

A4                                   7/6/2000                    123,097
M-1                                  7/6/2000                    126,347
M-2                                  7/6/2000                    100,932
Lloyd                                7/6/2000                     44,447
Milgrat I(A)                         11/5/2001                    73,047
Milgrat I(A)                         11/4/2002                 (20,417)*
C                                    11/4/2002                   20,417*
A4                                   5/23/2003                       123
M-2                                  9/4/2003                     50,000
A4                                   9/4/2003                     50,000
M-2                                  9/9/2003                     45,000
A4                                   9/9/2003                     45,000
Milgrat I(A)                         11/4/2003                (22,216)**
C                                    11/4/2003                  22,216**
Milgrat I(A)                         12/4/2003               (30,414)***
Lloyd                                12/4/2003                 15,207***
Martin Miller Managed                12/4/2003                 15,207***
A4                                   12/4/2003                    15,000
A4                                   12/5/2003                       487
Milfam II                            12/10/2003                   25,000


* On November 4, 2002 Milgrat I(A) transferred 20,417 shares of common stock to Trust C as an annuity payment.

** On November 4, 2003 Milgrat I(A) transferred 22,216 shares of common stock to Trust C as an annuity payment.

*** On December 4, 2003 Milgrat I(A) transferred 30,414 shares of common stock (15,207 shares of common stock to each of Lloyd and Martin Miller Managed) as a result of the termination of Milgrat I(A).


                                     LEGEND

Trust A-4 ("A4")                        Lloyd I. Miller, III ("Miller") is the
                                        advisor to Trust A-4 and Trust C (the
Alan Goldman, VP                        "Trusts"). Trust A-4 was created pursuant to
PNC Bank, N.A.                          a Declaratory Judgment, signed by the
500 PNC Center                          Honorable Wayne F. Wilke for the Court of
201 East Fifth Street                   Common Pleas, Probate Division, Hamilton
Cincinnati, OH 45202                    County, Ohio, on October 17, 1992, pursuant
                                        to which Trust A was split into four
                                        separate trusts. The Trusts were created
Trust C ("C")                           pursuant to an Amended and Restated Trust
                                        Agreement (the "Trust Agreement"), dated
Alan Goldman, VP                        September 20, 1983. Miller was named as
PNC Bank, N.A.                          advisor to PNC Bank, Ohio, N.A. (formerly
500 PNC Center                          The Central Trust Company, N.A., Cincinnati
201 East Fifth Street                   Ohio), the trustee named in the Trust
Cincinnati, OH 45202                    Agreement. Such appointment became effective
                                        on April 22, 1990, the date of death of
                                        Lloyd I. Miller, the grantor of the
                                        Trusts. All of the shares purchased by
                                        Miller as advisor to the Trusts were
                                        purchased by funds generated and held by
                                        the Trusts.

Milgrat I(A) ("MILGRAT I(A)")           Pursuant to an Irrevocable Trust Agreement,
Steve Hendrickson                       dated November 5, 2001, all of the shares
Northern Trust Company                  purchased in Trust C were transferred into a
50 South Lasalle Street                 grantor retained annuity 50 trust ("MILGRAT
Chicago, IL  60675                      I(A)"). On November 4, 2002, 20,417 of the
                                        shares were transferred back to Trust C from
                                        Milgrat I(A) as an annuity distribution
                                        pursuant to the Irrevocable Trust Agreement.
                                        On November 4, 2003, 22,216 of the shares
                                        were transferred back to Trust C from
                                        Milgrat I(A) as an annuity distribution
                                        pursuant to the Irrevocable Trust Agreement.
                                        On December 4, 2003 Milgrat I(A) transferred
                                        15,207 shares of common stock to each of
                                        Lloyd and Martin Miller Managed and Milgrat
                                        I(A) was subsequently terminated.

Milfam I, L.P. ("M-1")                  Miller is the manager of Milfam LLC, an Ohio
                                        limited liability company established
Alan Goldman, VP                        pursuant to the Operating Agreement of
PNC Bank, N.A.                          Milfam LLC, dated as of December 10, 1996.
500 PNC Center                          Milfam LLC is the managing general partner
201 East Fifth Street                   of (i) Milfam I, L.P., a Georgia limited
Cincinnati, OH 45202                    partnership established pursuant to the
                                        Partnership Agreement for Milfam I, L.P.,
Milfam II, L.P. ("M-2")                 dated December 11, 1996, and (ii) Milfam II,
                                        L.P. a Georgia limited partnership
Steve Hendrickson                       established, pursuant to the Partnership
Northern Trust Company                  Agreement for Milfam II, L.P., dated
50 South Lasalle Street                 December 11, 1996. All of the shares Miller
Chicago, IL  60675                      may be deemed to beneficially own as the
                                        manager of the managing general partner of
                                        Milfam II, L.P. were purchased with money
                                        contributed to Milfam II, L.P. by its
                                        partners, or money generated and held by
                                        Milfam II, L.P.


Lloyd I. Miller, III ("Lloyd")          Lloyd I. Miller is a registered investment advisor.
4550 Gordon Drive
Naples, FL  34102



Martin Miller Managed                   Martin Miller Managed is a custody account
                                        ("Martin Miller Managed") held in the name
Alan Goldman, V.P.                      of Martin G. Miller, brother of Lloyd I.
PNC Bank, N.A.                          Miller, III. Martin Miller Managed was
500 PNC Center                          created pursuant to a Custody Agreement
201 East Fifth Street                   dated as of December 9, 2003. Lloyd I.
Cincinnati, OH 45202                    Miller, III shares voting power and
                                        investment power with Martin G. Miller with
                                        respect to securities held of record by
                                        Martin Miller Managed.



Except as shown in the table above, the address for each person or entity is as follows:

         Gradison McDonald
         580 Walnut Street
         Cincinnati, OH  45202

                                                                         ANNEX C

                              SECURITY OWNERSHIP OF

                            CERTAIN BENEFICIAL OWNERS


                                                                    (3) Amount and
         (1) Title of               (2) Name and address         nature of beneficial
            class                   of beneficial owner               ownership              (4) Percent of class
         ------------               -------------------          --------------------        --------------------

         Common Stock               Lloyd I. Miller, III               699,480(1)                   17.33%
                                     4550 Gordon Drive
                                   Naples, Florida 34102

----------

         (1) As of December 22, 2003, 233,707 of such shares are beneficially owned by Trust A-4; 42,633 of such shares are beneficially owned by Trust C; 126,347 of such shares are beneficially owned by Milfam I, L.P.; 220,932 of such shares are beneficially owned by Milfam II, L.P.; 60,654 of such shares are owned of record by Miller directly; and 15,207 of such shares are beneficially owned by Martin Miller Managed. This information shall not be deemed an admission that Lloyd I. Miller, III is the beneficial owner of any of the equity securities mentioned above, other than the shares he holds of record.

                                  FORM OF PROXY


THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF ANACOMP, INC. BY LLOYD I. MILLER, III FOR THE FEBRUARY 26, 2004 ANNUAL MEETING OF SHAREHOLDERS OF ANACOMP, INC., AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF.



         The undersigned holder of shares of common stock of Anacomp, Inc., an Indiana corporation (the "Company"), hereby appoints Lloyd I. Miller, III as attorney and proxy for the undersigned, with full powers of substitution and revocation, to represent the undersigned and vote on behalf of the undersigned all shares of common stock of the Company that the undersigned is entitled to vote at the Annual Meeting of the Shareholders of the Company to be held at 10:00 a.m. Pacific Time on February 26, 2004 at the Company's principal offices, 15378 Avenue of Science, San Diego, CA 92128, and any adjournments or postponements thereof. The undersigned hereby acknowledges receipt of the Proxy Statement of Lloyd I. Miller, III and instructs Mr. Miller, as the undersigned's attorney and proxy, to vote the undersigned's shares as indicated on such Proxy Statement. As proxy, Mr. Miller is authorized to vote in his discretion upon matters incident to the conduct of the Annual Meeting of the Shareholders of the Company and upon matters of which Mr. Miller does not know, as of the date the Proxy Statement is mailed to shareholders, are to be presented at the Annual Meeting. The undersigned hereby revokes any proxy previously given.


         Please complete, sign and date the reverse side of this proxy card and return it in the enclosed envelope.

PROPOSAL NO. 1.   ELECTION OF DIRECTORS

         (a) Mr. Miller's Nominees


                  To elect RAYMOND L. STEELE and FRANK L. BELLIS, JR. ("my Nominees") as directors of the Company:


                      FOR              WITHHOLD
                  ----           -----
                      FOR, EXCEPT
                  ----           -----------------------------------------------
                                 [you may write in the name of any Nominee here]





EXPLANATORY NOTE: To vote to elect Messrs. Steele and Bellis as directors of the Company, place an "X" next to the word "FOR" in the space provided immediately beneath their names. To withhold authority to vote to elect Messrs. Steele and Bellis as directors of the Company, place an "X" next to the word "WITHHOLD" in the space provided immediately beneath their names. To vote to elect one but not both of my Nominees as directors of the Company, place an "X" next to the words "FOR, EXCEPT" in the space provided in the second row beneath their names and write in the name of the Nominee for whom you wish to withhold your vote in the space provided. Your shares will note be voted in favor of any Nominee whose name is written in the spaces provided across from the words "FOR, EXCEPT."

         (b) The Company Nominees

                  Mr. Miller intends to use this proxy to vote for persons who have been nominated by the Company to serve as directors, other than the Company nominees listed below. You may withhold authority to vote for one or more additional Company nominees, by writing the name of the nominee(s) below. You should refer to the proxy statement and form of proxy distributed by the Company for the names, background, qualifications and other information concerning the Company nominees.

                  There is no assurance that any of the Company nominees will serve as directors if any of my Nominees are elected to the board.

                  Company nominees with respect to whom Mr. Miller is NOT seeking authority to vote for and WILL NOT exercise any such authority:


         MARK HOLDSWORTH, FRED G. JAGER


         Write in below the names of any additional Company nominees for which you withhold authority to vote:







                  By signing and returning this proxy, you hereby agree that Lloyd I. Miller, III, in his discretion as proxy, will have the authority to vote your shares in favor of the election of any four nominees proposed by the Company for election as directors OTHER THAN Mark Holdsworth, Fred G. Jager and any additional Company nominees for which authority to vote is expressly withheld above.






IF THIS PROXY IS SIGNED AND NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR MESSRS. BELLIS AND STEELE AND FOR FIVE OF THE COMPANY'S NOMINEES OTHER THAN MESSRS. HOLDSWORTH AND JAGER.



Proposal Nos 2, 3, 4, 5 and 6 are proposals not related to the election of directors that the Company proposes to submit in its proxy statement. They are included in this proxy to afford shareholders the opportunity to vote for, against, or abstain with respect to such proposals. For more information about these proposals, please refer to the proxy statement and form of proxy distributed by the Company.



The shares represented by this proxy will be voted as directed by you, the shareholder. WITH RESPECT TO PROPOSAL NOS 2, 3, 4 AND 5, IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR SUCH PROPOSALS. WITH RESPECT TO PROPOSAL
NO. 6, IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED AGAINST SUCH PROPOSAL.



PROPOSAL NO. 2: AMENDMENT OF AMENDED AND RESTATED ARTICLES OF INCORPORATION TO DELETE SECTION 3 OF ARTICLE VII THEREOF.



                         FOR             AGAINST            ABSTAIN
                  -----             -----            -----



PROPOSAL NO. 3: APPROVAL OF THE ADOPTION OF THE 2004 OUTSIDE DIRECTOR COMPENSATION PLAN.



                         FOR             AGAINST            ABSTAIN
                  -----             -----            -----



PROPOSAL NO. 4: APPROVAL OF ADOPTION OF THE EMPLOYEE STOCK BONUS PLAN.



                         FOR             AGAINST            ABSTAIN
                  -----             -----            -----



PROPOSAL NO. 5: RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2004.



                         FOR             AGAINST            ABSTAIN
                  -----             -----            -----

PROPOSAL NO. 6: APPROVAL OF ANY ADJOURNMENTS OF THE MEETING TO ANOTHER TIME OR PLACE, IF NECESSARY IN THE JUDGMENT OF THE COMPANY PROXY HOLDERS, FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES IN FAVOR OF ANY OF THE COMPANY'S PROPOSALS.



                         FOR             AGAINST            ABSTAIN
                  -----             -----            -----



                                  * * * * * * *

         IN HIS DISCRETION AS PROXY, MR. MILLER IS AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF, AS PROVIDED IN THE PROXY STATEMENT PROVIDED HEREWITH.

         Please sign your name exactly as it appears hereon or on your proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President and other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

                                      Dated:
                                            -----------------------------------

                                      -----------------------------------------
                                                     (Signature)

                                      -----------------------------------------
                                             (Signature, if jointly held)

                                      Title:
                                             ----------------------------------



PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.